Veris Gold Corp. Announces Adoption of Advance Notice Policy

Vancouver, BC – January 28, 2012 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) (“Veris” or the “Company”) announced today the approval by its board of directors of an advance notice policy (the “Policy”) on January 28, 2013, which Policy, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Policy fixes a deadline by which holders of record of common shares of Veris must submit director nominations to the Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 65 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective and in full force and effect as of the date it was approved. In accordance with the terms of the Policy, the Policy will be put to shareholders of the Company for approval at the next Annual General Meeting (“AGM”), and if the policy is not confirmed at the meeting by ordinary resolution of shareholders, the Policy will terminate and be of no further force and effect following the termination of the AGM.

The full text of the Policy is available via SEDAR at www.sedar.com

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.